UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 2)
Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934
Jounce Therapeutics, Inc.
(Name of Subject Company)
Jounce Therapeutics, Inc.
(Name of Person(s) Filing Statement)
Common Stock, $0.001 par value per share
(Title of Class of Securities)

481116101
(CUSIP Number of Class of Securities)

Michael Hearne
Chief Financial Officer
Jounce Therapeutics, Inc.
4747 Executive Drive, Suite 210
San Diego, California 92121
(858) 281-5372

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Ryan A. Murr
James J. Moloney
Gibson, Dunn & Crutcher LLP
555 Mission Street, 30th Floor
San Francisco, California 94105
(415) 393-8200

Christopher Comeau
Ropes & Gray LLP
Prudential Tower, 800 Boylston Street
Boston, Massachusetts 02199
(671) 951-7809

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Jounce Therapeutics, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission on April 6, 2023 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by Concentra Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and wholly-owned subsidiary of Concentra Biosciences, LLC (the “Parent”), a Delaware limited liability company, to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at a purchase price of (i) $1.85 per Share (the “Cash Consideration”), net to the seller, without interest and subject to any withholding of taxes, plus (ii) one non-transferrable contractual contingent value right per Share (a “CVR,” and each CVR together with the Cash Consideration, the “Offer Price”), subject to and in accordance with the terms and conditions of the contingent value rights agreement (the “CVR Agreement”) and all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 5, 2023, and in the related Letter of Transmittal, dated April 5, 2023, each of which is attached to the Tender Offer Statement on Schedule TO, dated April 5, 2023, as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and may be amended or supplemented from time to time.
Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment is being filed to disclose certain updates as reflected below.
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new section before the final section entitled “Forward-Looking Statements” at the end of such Item 8:
Final Results of the Offer and Completion of the Merger.
The Offer and related withdrawal rights expired at 6:00 p.m., Eastern Time, on Wednesday, May 3, 2023. Computershare Trust Company, N.A., the depositary and paying agent for the Offer, advised Purchaser that, as of the expiration of the Offer, a total of 36,367,727 Shares were validly tendered and not validly withdrawn, representing approximately 69.0926% of the Shares outstanding as of the expiration of the Offer.
As of the expiration of the Offer, the number of Shares validly tendered in accordance with the terms of the Offer and “received” (as defined in Section 251(h)(6) of the DGCL) and not validly withdrawn satisfied the Minimum Condition, and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn, and expects to promptly pay for such Shares.
As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of the Company. Accordingly, pursuant to the Merger Agreement, Parent and Purchaser completed the acquisition of the Company on May 3, 2023 by consummating the Merger pursuant to the Merger Agreement without a vote of the Company stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, each outstanding Share other than (1) Shares owned or held in the Company’s treasury immediately prior to the Effective Time, (2) Shares owned directly or indirectly, by Parent or Purchaser immediately prior to the Effective Time and (3) Shares held by any stockholder who was entitled to demand and properly demanded appraisal of such Shares pursuant to, and who complied in all respects with, Section 262 of the DGCL and who, as of the Effective Time, had neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Share), was cancelled and converted into the right to receive the Offer Price from Purchaser.
Following the consummation of the Merger, all Shares ceased trading prior to the opening of trading on The Nasdaq Stock Market LLC (“Nasdaq”), and will be delisted from Nasdaq and deregistered under the Exchange Act.
A copy of the press release issued by Company on May 3, 2023 announcing the expiration and results of the Offer and the consummation of the Merger is attached hereto as Exhibit (a)(5)(A).

Item 9.	Exhibits.
Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(A)*	Press release issued by Company on May 3, 2023.
____________________
*    Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2023	Jounce Therapeutics, Inc.

	By:	/s/ Michael Hearne
		Name:	Michael Hearne
		Title:	Chief Financial Officer